March 14, 2005

Correspondence not for dissemination to the public, filed on EDGAR

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Washington, D. C. 20549

Re:	Frisch’s Restaurants, Inc.

Commission File Number  001-07323

Dear Ms. Cvrkel:

This letter is in response to your follow-up comment letter dated March 4, 2005 and to the voice mail message left the same day by Ms. Lamoureux.

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Form 10-K for the year ended May 30, 2004

Notes to the Financial Statements

Note A. Accounting Policies

-Self Insurance

Comment 1 – We have given consideration to your question as to why the Company does not adjust its self insurance reserves on a quarterly basis instead of only once a year, and conclude that our reporting and disclosure will be improved if we adjust our reserves more frequently. Therefore, beginning with our third quarter Form 10-Q to be filed in early April 2005, the Company will adjust its insurance reserves as needed for our claims experience and continue that procedure every quarter thereafter.

Note C – Leased Property

Comment 2 – We responded to this issue on March 3, 2005 and based on the voice mail message left by Ms. Lamoureux on March 4, 2005 below we repeat that response.

“Comment 6 – The Company has performed a comprehensive review of all of its operating leases and consulted with its independent auditors to assess the impact of conforming with paragraph 15 of SFAS No. 13, as amended. As indicated in our February 25, 2005 letter, the Company erred by not accounting for escalating rental payments on a straight-line basis over the terms of the applicable leases. Further, we have now determined that the Company also incorrectly interpreted the definition of the rent holidays that precede the opening date of its leased restaurants and therefore failed to record rent expense during the construction phase of the applicable leases. As a result, the Company currently has a $615,000 understatement for accrued rent on its balance sheet.

The Company will take a one-time, pretax charge to its earnings in its next fiscal quarter, to be reported in its next Form 10-Q, to correct this error. Of the $615,000 pretax charge, $117,000 pertains to the current fiscal year. After tax, the charge equals $437,000, or $.09 per share, of which $83,000, or $.02 per share pertains to the current fiscal year. The Company and its auditors have evaluated the impact of this issue on the Company’s financial statements for all applicable prior periods and have determined that the errors were not material.”

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As requested in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in enhancing the overall disclosures in our public filings. If you have any additional questions or comments, please feel free to contact me.

Very truly yours,

FRISCH’S RESTAURANTS, INC.

/s/  Donald H. Walker

Donald H. Walker,

Vice President-Finance and

Chief Financial Officer

CC:	Craig F. Maier, CEO

Sean McGrory, Grant Thornton

William A. Mauch, Audit Committee chairman

Daniel W. Geeding, Audit Committee member

Lorrence T. Kellar, Audit Committee member